Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	May 2, 2019

Eldorado Gold Reports Q1 2019
Financial and Operational Results

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the first quarter of 2019.

•
Q1 2019 production on plan and reiterating 2019 guidance: Gold production totaled 82,977 ounces in Q1 2019 (Q1 2018: 89,374 ounces) including 19,678 ounces of pre-commercial production from Lamaque. Q1 2019 gold production was on plan and the Company is reiterating its full year production and cost guidance. Despite lower than expected sales volumes during the quarter (see Efemcukuru shipment delays below), gold sales are expected to exceed production during the second quarter and rebalance throughout the remainder of the year.

•
Commercial production declared at Lamaque: The Company achieved commercial production at Lamaque on March 31, 2019. Lamaque produced 19,678 ounces of pre-commercial production gold in Q1 2019 and is expected to meet production guidance of 100,000–110,000 ounces (including pre-commercial production gold) in 2019. Production at Lamaque is expected to increase to 125,000–135,000 ounces of gold in 2020 and 2021.

•
Resumption of mining, crushing and placing of ore at Kisladag: The Company announced on April 2, 2019 that mining, crushing and placing of ore on the Kisladag heap leach pad had resumed on April 1, 2019. Further testwork is underway to determine the effects of 250 day leach cycles on recoveries related to the deeper material in the Kisladag open pit, the results of which are expected in late 2019 or early 2020.

•
Efemcukuru shipment delays: Gold sales at Efemcukuru were lower than expected in Q1 2019 due to a contract dispute with a customer, combined with delays in port shipments as a result of inclement weather. The Company has entered into contracts with alternate customers. Delayed shipments of concentrate (totaling approximately 20,000 ounces) in the first quarter have been partially completed in April, with the remainder expected to be completed throughout Q2 and Q3 of 2019. The shipment delays resulted in lower than expected total revenue in Q1 2019 of $80.0 million (Q1 2018: $131.9 million).

•
Cash costs higher due to lower sales volumes: Q1 2019 cash operating costs were $625 per ounce sold (Q1 2018: $571) and all-in sustaining costs (“AISC”) were $1,132 per ounce sold (Q1 2018: $878) with lower sales volumes impacting cash operating costs and AISC further impacted by lower sustaining capital expenditures. As noted above, sales volumes in the quarter were impacted by the timing of concentrate shipments at Efemcukuru.

•
Continued financial liquidity: At the end of Q1 2019 the Company had $227.5 million in cash, cash equivalents and term deposits. The Company also currently has access to $250 million in an undrawn line of credit.

Eldorado’s President and CEO, George Burns, stated: “We achieved two major milestones already this year with the resumption of full operations at Kisladag and the start of commercial operations at Lamaque. It was another solid operating quarter with production ramping up at Lamaque and steady operating performance at Kisladag, Efemcukuru and Olympias. The Company is reaffirming its production and cost guidance and expects to generate significant free cash flow over the next several quarters."

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Consolidated Financial and Operational Highlights

	3 months ended March 31,
in millions of U.S. dollars, unless otherwise noted	2019	2018
Revenue (1)	$80.0	$131.9
Gold revenue (1)	$54.5	$115.5
Gold produced (oz)	82,977	89,374
Gold sold (oz) (1)	43,074	86,587
Average realized gold price ($/oz sold) (4)	$1,265	$1,333
Cash operating cost ($/oz sold) (2, 4)	625	571
Total cash cost ($/oz sold) (2, 4)	652	598
All-in sustaining cost ($/oz sold) (2, 4)	1,132	878
Net earnings (loss) for the period (3)	(27.0)	8.7
Net earnings (loss) per share – basic ($/share) (3)	(0.17)	0.05
Adjusted net earnings (loss) (3, 4)	(17.9)	14.0
Adjusted net earnings (loss) per share ($/share) (3, 4)	(0.11)	0.09
Cash flow from operating activities before changes in working capital (4)	(9.0)	37.9
Cash, cash equivalents and term deposits	$227.5	$459.7

(1)	Excludes sales of inventory produced at Lamaque during the pre-commercial production period.

(2)	By-product revenues are off-set against cash operating costs.

(3)	Attributable to shareholders of the Company.

(4)	These measures are non-IFRS measures. See "Non-IFRS Measures" for additional information.

Gold sales of 43,074 ounces decreased from 86,587 ounces in the first quarter of 2018 due to delays of Efemcukuru concentrate shipments resulting from a contract dispute with a customer, combined with inclement port weather. Sales at Kisladag also continued to be impacted by lower production following the suspension of new ore being stacked on the heap leach pad. These decreases were partially offset by increased sales from Olympias. The delayed shipments at Efemcukuru (totaling approximately 20,000 ounces) in the first quarter have been partially completed in April, with the remainder expected to be completed throughout Q2 and Q3 of 2019. Mining, crushing and stacking ore on the Kisladag heap leach pad resumed on April 1, 2019.
Total revenues decreased to $80.0 million from $131.9 million in the first quarter of 2018 as a result of lower sales volumes, and to a lesser extent, a lower average realized gold price of $1,265 per ounce compared to $1,333 per ounce in the first quarter of 2018.
An increase in average operating cash cost per ounce sold to $625 from $571 in the first quarter of 2018 reflected lower sales volumes at Efemcukuru and increased production costs at Olympias, partially offset by lower production costs at Kisladag as a result of suspending mining operations. Mine standby costs of $8.0 million increased from $2.7 million in the first quarter of 2018 due to the suspension of Kisladag mining and crushing operations in April 2018.
Tax expense of $6.0 million in the quarter reflected earnings at Kisladag, partially offset by deferred tax recoveries. This, combined with lower earnings from mine operations, resulted in a net loss attributable to shareholders of $27.0 million in the quarter ($0.17 loss per share) as compared to net earnings attributable to shareholders in the first quarter of 2018 of $8.7 million ($0.05 per share).
Adjusted net loss was $17.9 million ($0.11 per share) in the quarter, compared to adjusted net earnings of $14.0 million ($0.09 per share) in Q1 2018, also a reflection of lower revenues from lower production and sales, primarily driven by the delayed shipments from Efemcukuru.

2

Gold Operations

	3 months ended March 31,
	2019	2018
Total
Ounces produced (1)	82,977	89,374
Ounces sold (2, 4)	43,074	86,587
Cash operating costs ($/oz sold) (6)	$625	$571
All in sustaining costs ($/oz sold) (6)	1,132	878
Sustaining capex ($millions) (6)	$10.8	$13.8
Kisladag
Ounces produced (3)	27,247	53,814
Ounces sold	27,255	53,839
Cash operating costs ($/oz sold) (6)	$558	$576
All in sustaining costs ($/oz sold) (6)	703	765
Sustaining capex ($millions) (6)	$3.1	$7.5
Efemcukuru
Ounces produced	26,124	22,855
Ounces sold (4)	5,818	27,000
Cash operating costs ($/oz sold) (6)	$636	$532
All in sustaining costs ($/oz sold) (6)	1,394	728
Sustaining capex ($millions) (6)	$3.6	$3.7
Olympias
Ounces produced	9,928	9,965
Ounces sold (5)	10,001	5,748
Cash operating costs ($/oz sold) (6)	$800	$699
All in sustaining costs ($/oz sold) (6)	1,284	1,363
Sustaining capex ($millions) (6)	$4.1	$2.6
Lamaque
Ounces produced (1)	19,678	2,740
Cash operating costs ($/oz sold) (6)	n/a	n/a
All in sustaining costs ($/oz sold) (6)	n/a	n/a
Sustaining capex ($millions) (6)	n/a	n/a

(1)Includes pre-commercial production at Lamaque.
(2)Excludes sales of inventory produced at Lamaque during the pre-commercial production period.

(3)	Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.

(4)
Efemcukuru unit costs were impacted by lower ounces sold resulting from delayed shipments in Q1 2019. The delayed shipments represent a timing issue and are expected to be remedied in the following quarters as shipments are completed in Q2 and Q3 2019.

(5)	Includes pre-commercial sales at Olympias (Q1 2018).

(6)	These measures are non-IFRS measures. See "Non-IFRS Measures" for additional information.

Gold production of 82,977 ounces was below last year’s first quarter production of 89,374 ounces due to the suspension of new ore being stacked on the Kisladag heap leach pad. This decrease was partially offset by increased production from Efemcukuru and the inclusion of 19,678 ounces from Lamaque during the pre-commercial production period.

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Corporate
Management changes that occurred during the quarter included:

•	Jason Cho was promoted to Executive Vice President, Chief Strategy Officer

•	Shane Williams assuming the role of Senior Vice President, Capital Projects and Greece & Quebec Operations

•	Cara Allaway joined the Company as Vice President, Finance

•	Andor Lips assuming the role of Vice President, European Strategy and Corporate Sustainability

•	Krista Muhr, Senior Vice President, External Affairs and Sustainability, departed the Company

Conference Call
A conference call to discuss the details of the Company’s Q1 2019 results will be held by senior management on Friday, May 3, 2019 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: http://services.choruscall.ca/links/eldoradogold20190503.html

Conference Call Details		Replay (available until June 7, 2019)
Date:	May 3, 2019	Vancouver:	1 604 638 9010
Time:	8:30 am PT (11:30 am ET)	Toll Free:	1 800 319 6413
Dial in:	1 604 638 5340	Pass code:	3049
Toll free:	1 800 319 4610

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts
Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com
Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

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Non-IFRS Measures
Certain non-IFRS measures are included in this press release, including average realized gold price per ounce sold, cash operating costs and cash operating cost per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining cost ("AISC") and AISC per ounce sold, adjusted net earnings/(loss), adjusted net earnings/(loss) per share, working capital, cash flow from operations before changes in non-cash working capital and sustaining capital. Please see the March 31, 2019 MD&A for explanations and discussion of these non-IFRS measures. The Company believes that these measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries of gold, including higher heap leach recoveries at Kisladag, expected sales and revenue recognition of delayed Efemcukuru concentrate, favourable economics for our heap leaching plan and the ability to extend heap leach mine life at Kisladag through further metallurgical tests on deeper material, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, including expectations around generating significant free cash flow and debt retirement, expected metallurgical recoveries, gold price and global concentrate outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules and results of litigation and arbitration proceedings.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.
Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.

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Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.
While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.
Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of U.S. dollars)

As at	Note	March 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		$220,780	$286,312
Term deposits		6,672	6,646
Restricted cash		290	296
Marketable securities		2,719	2,572
Accounts receivable and other		66,426	80,987
Inventories		140,889	137,885
		437,776	514,698
Restricted cash		13,901	13,449
Other assets		11,854	10,592
Defined benefit pension plan		9,335	9,120
Property, plant and equipment	3	4,009,451	3,988,476
Goodwill		92,591	92,591
		$4,574,908	$4,628,926
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$103,139	$137,900
Current portion of lease liabilities	3	6,108	2,978
Current portion of asset retirement obligations		824	824
		110,071	141,702
Debt	4	596,526	595,977
Lease liabilities	3	14,115	6,538
Defined benefit pension plan		14,784	14,375
Asset retirement obligations		93,052	93,319
Deferred income tax liabilities		424,943	429,929
		1,253,491	1,281,840
Equity
Share capital	6	3,007,924	3,007,924
Treasury stock		(9,269)	(10,104)
Contributed surplus		2,621,866	2,620,799
Accumulated other comprehensive loss		(24,693)	(24,494)
Deficit		(2,337,418)	(2,310,453)
Total equity attributable to shareholders of the Company		3,258,410	3,283,672
Attributable to non-controlling interests		63,007	63,414
		3,321,417	3,347,086
		$4,574,908	$4,628,926

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2019 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations                    For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2019	Three months ended March 31, 2018
Revenue
Metal sales	5	$80,024	$131,905

Cost of sales
Production costs		51,921	67,235
Depreciation and amortization	10	20,161	29,188
		72,082	96,423

Earnings from mine operations		7,942	35,482

Exploration and evaluation expenses		5,365	4,148
Mine standby costs		7,993	2,706
General and administrative expenses		6,953	8,225
Defined benefit pension plan expense		599	1,083
Share based payments	7	2,902	1,318
Write-down of assets		17	4,024
Foreign exchange (gain) loss		(245)	1,142
(Loss) earnings from operations		(15,642)	12,836

(Loss) gain on disposal of assets		(62)	86
Gain on derivatives and other investments		—	788
Other income		1,695	3,097
Asset retirement obligation accretion		(633)	(510)
Interest and financing costs	4	(6,698)	(3,564)

(Loss) earnings from operations before income tax		(21,340)	12,733
Income tax expense		6,032	7,084
Net (loss) earnings for the period		$(27,372)	$5,649

Attributable to:
Shareholders of the Company		(26,965)	8,718
Non-controlling interests		(407)	(3,069)
Net (loss) earnings for the period		$(27,372)	$5,649

Weighted average number of shares outstanding (thousands)
Basic		158,318	158,461
Diluted		158,318	158,461

Net (loss) earnings per share attributable to shareholders of the Company:
Basic (loss) earnings per share		$(0.17)	$0.05
Diluted (loss) earnings per share		$(0.17)	$0.05

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2019 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income        For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2019	Three months ended March 31, 2018

(Loss) earnings for the period		$(27,372)	$5,649
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities		147	(739)
Actuarial (losses) gains on defined benefit pension plans		(346)	9
Total other comprehensive loss for the period		(199)	(730)
Total comprehensive (loss) income for the period		$(27,571)	$4,919

Attributable to:
Shareholders of the Company		(27,164)	7,988
Non-controlling interests		(407)	(3,069)
		$(27,571)	$4,919

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2019 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2019	Three months ended March 31, 2018
Cash flows generated from (used in):
Operating activities
(Loss) earnings for the period		$(27,372)	$5,649
Items not affecting cash:
Asset retirement obligation accretion		633	510
Depreciation and amortization		17,129	29,188
Depreciation and amortization related to inventory write-down	10	3,032	—
Unrealized foreign exchange (gain) loss		(173)	249
Deferred income tax recovery		(4,900)	(2,399)
Loss (gain) on disposal of assets		62	(86)
Gain on derivatives and other investments		—	(788)
Write-down of assets		17	4,024
Share based payments	7	2,902	1,318
Defined benefit pension plan expense		599	1,083
		(8,071)	38,748
Property reclamation payments		(900)	(807)
Changes in non-cash working capital	8	12,191	(14,944)
Net cash generated from operating activities		3,220	22,997

Investing activities
Purchase of property, plant and equipment		(86,071)	(66,986)
Proceeds from the sale of property, plant and equipment		380	61
Proceeds on pre-commercial production sales		20,856	13,382
Value added taxes related to mineral property expenditures, net		(2,371)	6,214
Investment in term deposits		(26)	(16)
Increase in restricted cash		(446)	(842)
Net cash used in investing activities		(67,678)	(48,187)

Financing activities
Lease payments		(1,074)	(111)
Net cash used in financing activities		(1,074)	(111)

Net decrease in cash and cash equivalents		(65,532)	(25,301)
Cash and cash equivalents - beginning of period		286,312	479,501
Cash and cash equivalents - end of period		$220,780	$454,200

Supplementary cash flow information (note 8)

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2019 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2019	Three months ended March 31, 2018
Share capital
Balance beginning of period		$3,007,924	$3,007,924
Balance end of period		$3,007,924	$3,007,924

Treasury stock
Balance beginning of period		$(10,104)	$(11,056)
Shares redeemed upon exercise of restricted share units		835	—
Balance end of period		$(9,269)	$(11,056)

Contributed surplus
Balance beginning of period		$2,620,799	$2,616,593
Share based payments		1,902	1,730
Shares redeemed upon exercise of restricted share units		(835)	—
Balance end of period		$2,621,866	$2,618,323

Accumulated other comprehensive loss
Balance beginning of period		$(24,494)	$(21,350)
Other comprehensive loss for the period		(199)	(730)
Balance end of period		$(24,693)	$(22,080)

Deficit
Balance beginning of period		$(2,310,453)	$(1,948,569)
(Loss) earnings attributable to shareholders of the Company		(26,965)	8,718
Balance end of period		$(2,337,418)	$(1,939,851)
Total equity attributable to shareholders of the Company		$3,258,410	$3,653,260

Non-controlling interests
Balance beginning of period		$63,414	$79,940
Loss attributable to non-controlling interests		(407)	(3,069)
Contributions from non-controlling interests		—	1,001
Balance end of period		$63,007	$77,872
Total equity		$3,321,417	$3,731,132

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2019 for notes to the accounts.
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